UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING	SEC FILE NUMBER 1-13057
CUSIP NUMBER 029654308

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	July 25, 2004

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

American Skiing Company
Full Name of Registrant

Former Name if Applicable

136 HEBER AVENUE, SUITE 303,
Address of Principal Executive Office (Street and Number)

PARK CITY, UTAH 84060
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

The registrant has substantially completed work on its Form 10-K for the fiscal year ended July 25, 2004.  On October 25, 2004, the registrant’s independent registered public accounting firm, KPMG LLP, advised the registrant, that it would be unable to deliver its audit report on the registrant’s consolidated financial statements for the year ended July 25, 2004 because it had not completed its assessment of whether substantial doubt exists about the registrant’s ability to continue as a going concern.  Specifically, KPMG LLP is continuing to assess the facts and circumstances surrounding the Company’s 10.5% Repriced Convertible Exchangeable Preferred Stock (the “Series A Preferred Stock”).  As previously disclosed by the registrant, under the terms of the Series A Preferred Stock, the registrant was required to redeem the Series A Preferred Stock on November 12, 2002 to the extent that it had legally available funds to effect such redemption.  Prior to and since the November 12, 2002 redemption date of the Series A Preferred Stock, based upon all relevant factors, the registrant's Board of Directors has determined that legally available funds do not exist for the redemption of any shares of Series A Preferred Stock.  Because the holder of the Series A Preferred Stock has made a demand for redemption and has not agreed to extend the redemption date of the Series A Preferred Stock, KPMG has advised the registrant that it needs additional time and information to complete its assessment.

The registrant has included in a Form 8-K filed with the Securities and Exchange Commission today its unaudited consolidated financial statements for the fiscal year ended July 25, 2004 and other information that is required to be included in Form 10-K.  The registrant expects to file its Form 10-K for the fiscal year July 25, 2004 within 15 calendar days of the date of this report.

As previously disclosed, the registrant is in the process of refinancing its existing senior secured credit facility and its senior subordinated notes.  As part of this refinancing, the registrant entered into an agreement with the holder of the Series A Preferred Stock under which the registrant has agreed to issue, and the holder has agreed to accept, new junior subordinated notes in exchange for the Series A Preferred  Stock.  The exchange of the Series A Preferred Stock for the new junior subordinated notes is subject to the consummation of the refinancing.

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Foster A. Stewart, Jr.	207	773-7934
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant has concurrently filed a Form 8-K which includes unaudited consolidated financial statements together with management’s discussion and analysis that complies with this requirement.  The unaudited consolidated financial statements and the other information in the Form 8-K are not final and do not address any impact that could or would result from a decision by KPMG LLP to include an explanatory paragraph in its audit opinion related to a going concern issue and, accordingly, the unaudited consolidated financial statements and the other information in the Form 8-K are subject to further change.

American Skiing Company
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	October 26, 2004	By	/s/ Foster A. Stewart, Jr.
		Name:	Foster A. Stewart, Jr.
		Title:	Senior Vice President and
General Counsel

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.

One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.

Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).